FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of October 29, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2025 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2025 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, October 29, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended September 30, 2025 in comparison with its results for the quarter ended September 30, 2024.

Summary of 2025 Third Quarter Results

(Comparison with second quarter of 2025 and third quarter of 2024)

	3Q 2025	2Q 2025		3Q 2024
Net sales ($ million)	2,978	3,086	(3%)	2,915	2%
Operating income ($ million)	597	583	2%	537	11%
Net income ($ million)	453	542	(16%)	459	(1%)
Shareholders’ net income ($ million)	446	531	(16%)	448	(1%)
Earnings per ADS ($)	0.85	0.99	(14%)	0.81	5%
Earnings per share ($)	0.43	0.50	(14%)	0.40	5%
EBITDA* ($ million)	753	733	3%	688	9%
EBITDA margin (% of net sales)	25.3%	23.7%		23.6%

*EBITDA in the third quarter of 2025 includes a $34 million gain recorded for the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards. If this gain was not included EBITDA would have amounted to $719 million, or 24.1% of sales. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits – U.S. Antidumping Duty Investigations” included in the company’s Consolidated Condensed Interim Financial Statements as of September 30, 2025.

In the third quarter, our sales of tubular products and services held up remarkably well as our Rig Direct® customers in US and Canada maintained a more stable level of activity than the rest of the market and we were able to complete some shipments ahead of schedule in the Middle East. Our sales in our Argentine fracking and coiled tubing services unit, however, were affected by a temporary lack of activity. Our margins also held up well although they still do not reflect the full impact of recent tariff increases.

Free cash flow for the quarter declined to $133 million as working capital rose by $312 million, largely due to an increase in trade receivables. Our net cash position also declined to $3,483 million as we spent a further $351 million in our share buyback program.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.29 per share ($0.58 per ADS), or approximately $300 million, according to the following timetable:

•	Payment date: November 26, 2025
•	Record date: November 25, 2025
•	Ex-dividend for securities listed in the United States: November 25, 2025
•	Ex-dividend for securities listed in Europe and Mexico: November 24, 2025

Market Background and Outlook

Oil prices have softened as inventories and production from OPEC+ countries, deepwater and shale plays across the Americas increase, but remain volatile amidst a high level of geopolitical and economic uncertainty. Although there has been some reduction in oil drilling in recent months in the United States, Canada and Saudi Arabia, overall drilling activity remains resilient as operators focus on the longer-term outlook and reducing operational costs.

In the United States, following the increase in tariffs on imports of steel products from 25% to 50% in June, OCTG imports are coming down from the high levels of the first half but inventories remain at high levels and OCTG prices have yet to reflect the increased costs of the tariffs.

In Argentina, the results of the mid-term congressional elections may reduce uncertainty and improve financing conditions for the further development of the Vaca Muerta shale play.

For the fourth quarter, we expect our sales to remain close to the level of the third quarter, but our costs and margins will be affected by the full impact of the increase in tariff costs.

Analysis of 2025 Third Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	3Q 2025	2Q 2025		3Q 2024
Seamless	780	803	(3%)	746	5%
Welded	199	179	11%	191	4%
Total	979	982	0%	937	4%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	3Q 2025	2Q 2025		3Q 2024
(Net sales - $ million)
North America	1,450	1,403	3%	1,273	14%
South America	520	531	(2%)	484	8%
Europe	189	215	(12%)	280	(33%)
Asia Pacific, Middle East and Africa	716	771	(7%)	754	(5%)
Total net sales ($ million)	2,875	2,920	(2%)	2,790	3%
Services performed on third party tubes ($ million)	109	110	0%	97	13%
Operating income ($ million)	592	554	7%	527	12%
Operating margin (% of sales)	20.6%	19.0%		18.9%

Net sales of tubular products and services decreased 2% sequentially and increased 3% year on year. Overall volumes decreased slightly with a 3% decline in seamless volumes being offset by an 11% increase in welded volumes. Average selling prices decreased 1% mainly due to a less favorable product mix. In North America sales were stable in the United States and Canada while in Mexico sales increased supported by sales for the Trion deepwater project. In South America we had lower sales in Brazil and of coating services in Guyana largely compensated by deliveries for the Vaca Muerta Sur pipeline in Argentina. In Europe sales declined due to lower sales to the North Sea and marginally lower level of shipments of mechanical pipes to distributors. In Asia Pacific, Middle East and Africa sales declined due to lower shipments for offshore line pipe projects and for a gas processing plant in Algeria.

Operating results from tubular products and services amounted to a gain of $592 million in the third quarter of 2025 compared to a gain of $554 million in the previous quarter and a gain of $527 million in the third quarter of 2024. In the third quarter of 2025 Tubes operating income includes a $34 million gain recorded in cost of sales, reflecting the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	3Q 2025	2Q 2025		3Q 2024
Net sales ($ million)	103	166	(38%)	125	(17%)
Operating income ($ million)	5	29	(84%)	10	(53%)
Operating margin (% of sales)	4.5%	17.3%		7.9%

Net sales of other products and services decreased 38% sequentially and decreased 17% year on year. Sequentially, sales decreased mainly due to lower sales of oilfield services in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $435 million, or 14.6% of net sales, in the third quarter of 2025, compared to $484 million, 15.7% in the previous quarter and $454 million, 15.6% in the third quarter of 2024. Sequentially, the decrease in SG&A is mainly due to a reversal of provisions for contingencies, lower labor costs and lower logistic costs.

Financial results amounted to a gain of $37 million in the third quarter of 2025, compared to a gain of $32 million in the previous quarter and a gain of $48 million in the third quarter of 2024. The financial result of the quarter is mainly attributable to a $47 million net finance income from the net return of our portfolio investments partially offset by foreign exchange and derivatives results.

Equity in earnings (losses) of non-consolidated companies generated a loss of $9 million in the third quarter of 2025, compared to a gain of $33 million in the previous quarter and a gain of $8 million in the third quarter of 2024. This loss is mainly attributable to the result derived from our participation in Usiminas, partially offset by the positive result in Ternium (NYSE:TX).

Income tax charge amounted to $172 million in the third quarter of 2025, compared to $105 million in the previous quarter and $134 million in the third quarter of 2024. The quarter income tax charge includes the negative net effect from foreign exchange rate movements and inflation adjustments on deferred tax assets and liabilities, mainly in Argentina.

Cash Flow and Liquidity of 2025 Third Quarter

Net cash generated by operating activities during the third quarter of 2025 was $318 million, compared to $673 million in the previous quarter and $552 million in the third quarter of 2024. During the third quarter of 2025 cash generated by operating activities is net of a working capital increase of $312 million.

With capital expenditures of $185 million, our free cash flow amounted to $133 million during the quarter. Following share buybacks of $351 million in the quarter, our net cash position amounted to $3.5 billion at September 30, 2025.

Analysis of 2025 First Nine Months Results

	9M 2025	9M 2024	Increase/(Decrease)
Net sales ($ million)	8,986	9,679	(7%)
Operating income ($ million)	1,729	1,860	(7%)
Net income ($ million)	1,512	1,558	(3%)
Shareholders’ net income ($ million)	1,484	1,520	(2%)
Earnings per ADS ($)	2.79	2.67	4%
Earnings per share ($)	1.39	1.34	4%
EBITDA* ($ million)	2,183	2,326	(6%)
EBITDA margin (% of net sales)	24.3%	24.0%

* EBITDA in 9M 2025 includes a $34 million gain from the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards and in 9M 2024 includes a $174 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Our sales in the first nine months of 2025 decreased 7% compared to the first nine months of 2024 as volumes of tubular products shipped decreased 2% and tubes average selling prices decreased 4% due to price declines in the Americas. Following the decrease in sales, EBITDA decreased 6% while EBITDA margin increased slightly. Operating income and EBITDA declined in line with sales. EBITDA in the first nine months of 2025 included a gain of $34 million for the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards and in the first nine months of 2024 it includes a $174 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. Excluding these two effects, EBITDA in the first nine months of 2025 would have amounted to $2,149 million, or 23.9% of sales while EBITDA in the first nine months of 2024 would have amounted to $2,500 million, or 25.8% of sales. While shareholders’ net income declined 2% year on year, earnings per share increased 4% following the reduction of outstanding shares due to the share buybacks.

Cash flows provided by operating activities amounted to $1.8 billion during the first nine months of 2025, net of an increase in working capital of $62 million. After capital expenditures of $495 million, our free cash flow amounted to $1.3 billion. Following a dividend payment of $600 million and share buybacks for $825 million in the first nine months of 2025, our net cash position amounted to $3.5 billion at the end of September 2025.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	9M 2025		9M 2024		Increase/(Decrease)
Tubes	8,560	95%	9,212	95%	(7%)
Others	426	5%	467	5%	(9%)
Total	8,986		9,679		(7%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	9M 2025	9M 2024	Increase/(Decrease)
Seamless	2,359	2,328	1%
Welded	589	687	(14%)
Total	2,948	3,016	(2%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	9M 2025	9M 2024	Increase/(Decrease)
(Net sales - $ million)
North America	4,097	4,301	(5%)
South America	1,603	1,699	(6%)
Europe	612	802	(24%)
Asia Pacific, Middle East and Africa	2,248	2,410	(7%)
Total net sales ($ million)	8,560	9,212	(7%)
Services performed on third parties tubes ($ million)	320	391	(18%)
Operating income ($ million)	1,660	1,772	(6%)
Operating margin (% of sales)	19.4%	19.2%

Net sales of tubular products and services decreased 7% to $8,560 million in the first nine months of 2025, compared to $9,212 million in the first nine months of 2024 due to a 2% decrease in volumes and a 4% decrease in average selling prices due to price declines in the Americas. Average drilling activity in the first nine months of 2025 decreased 6% in the United States and Canada and 7% internationally compared to the first nine months of 2024.

Operating results from tubular products and services amounted to a gain of $1,660 million in the first nine months of 2025 compared to a gain of $1,772 million in the first nine months of 2024. In the first nine months of 2024 our Tubes operating income includes a $174 million charge for litigations related to the acquisition of a participation in Usiminas and a $39 million gain from the positive resolution of legal claims in Mexico and Brazil. In the first nine months of 2025 Tubes operating income included a gain of $34 million recorded in cost of sales, for the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	9M 2025	9M 2024	Increase/(Decrease)
Net sales ($ million)	426	467	(9%)
Operating income ($ million)	70	88	(21%)
Operating margin (% of sales)	16.4%	18.9%

Net sales of other products and services decreased 9% to $426 million in the first nine months of 2025, compared to $467 million in the first nine months of 2024. The decline in sales is related to lower sales of sucker rods, coiled tubing and excess raw materials, partially offset by an increase in the sale of oilfield services in Argentina.

Operating results from other products and services amounted to a gain of $70 million in the first nine months of 2025, compared to a gain of $88 million in the first nine months of 2024. Results were mainly derived from our oilfield services business in Argentina and from the sale of sucker rods.

Selling, general and administrative expenses, or SG&A, declined from $1,459 million in the first nine months of 2024 to $1,376 million in the first nine months of 2025. The decline in SG&A expenses is mainly due to a decline in labor costs, provisions for contingencies, taxes and other expenses.

Other operating results amounted to a loss of $500 thousands in the first nine months of 2025, compared to a loss of $146 million in the first nine months of 2024. In the first nine months of 2024 we recorded a $174 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $104 million in the first nine months of 2025, compared to a gain of $81 million in the first nine months of 2024. While net finance income increased in the first nine months of 2025, foreign exchange results were negative, compared to the positive impact recorded in the same period of 2024. In the first nine months of 2024 other financial results were negatively affected by a cumulative loss of the U.S. dollar denominated Argentine bond previously recognized in other comprehensive income.

Equity in earnings (losses) of non-consolidated companies generated a gain of $38 million in the first nine months of 2025, compared to a loss of $27 million in the first nine months of 2024. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas. The first nine months of 2024 were negatively affected by an $86 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment.

Income tax amounted to a charge of $358 million in the first nine months of 2025, compared to $357 million in the first nine months of 2024. Despite a lower income before equity in earnings and income tax, the tax charge for the first nine months of 2025 is similar to the previous period, mainly due to the lower net effect of foreign exchange rate movements and inflation adjustments on deferred tax assets and liabilities, primarily in Argentina.

Cash Flow and Liquidity of 2025 First Nine Months

Net cash provided by operating activities during the first nine months of 2025 amounted to $1.8 billion (net of an increase in working capital of $62 million), compared to cash provided by operations of $2.4 billion (including a reduction in working capital of $324 million) in the first nine months of 2024.

Capital expenditures amounted to $495 million in the first nine months of 2025, compared to $512 million in the first nine months of 2024. Free cash flow amounted to $1.3 billion in the first nine months of 2025, compared to $1.9 billion in the first nine months of 2024.

Following a dividend payment of $600 million in May 2025 and share buybacks of $825 million during the first nine months of 2025, our net cash position amounted to $3.5 billion at the end of September 2025.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on October 30, 2025, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/5kxtf7w7

If you wish to participate in the Q&A session please register at the following link:

https://register-conf.media-server.com/register/BI84d063b4116e42988c3f1f82a9d30b92

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Net sales	2,978,140	2,915,487	8,986,024	9,678,708
Cost of sales	(1,946,125)	(1,935,560)	(5,880,619)	(6,213,226)
Gross profit	1,032,015	979,927	3,105,405	3,465,482
Selling, general and administrative expenses	(434,969)	(454,020)	(1,375,667)	(1,458,840)
Other operating income	7,226	16,682	23,331	42,167
Other operating expenses	(7,641)	(5,490)	(23,791)	(188,337)
Operating income	596,631	537,099	1,729,278	1,860,472
Finance income	56,181	65,815	198,294	190,988
Finance cost	(9,636)	(15,979)	(31,093)	(52,284)
Other financial results, net	(9,877)	(1,381)	(63,612)	(57,828)
Income before equity in earnings of non-consolidated companies and income tax	633,299	585,554	1,832,867	1,941,348
Equity in (losses) earnings of non-consolidated companies	(8,955)	7,605	37,731	(26,735)
Income before income tax	624,344	593,159	1,870,598	1,914,613
Income tax	(171,698)	(133,968)	(358,382)	(356,971)
Income for the period	452,646	459,191	1,512,216	1,557,642

Attributable to:
Shareholders' equity	445,694	448,066	1,483,948	1,520,232
Non-controlling interests	6,952	11,125	28,268	37,410
	452,646	459,191	1,512,216	1,557,642

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2025		At December 31, 2024
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	6,213,624		6,121,471
Intangible assets, net	1,357,258		1,357,749
Right-of-use assets, net	148,604		148,868
Investments in non-consolidated companies	1,562,796		1,543,657
Other investments	830,937		1,005,300
Deferred tax assets	833,681		831,298
Receivables, net	161,429	11,108,329	205,602	11,213,945
Current assets
Inventories, net	3,506,607		3,709,942
Receivables and prepayments, net	310,531		179,614
Current tax assets	366,092		332,621
Contract assets	34,543		50,757
Trade receivables, net	2,146,036		1,907,507
Derivative financial instruments	4,477		7,484
Other investments	2,442,088		2,372,999
Cash and cash equivalents	547,183	9,357,557	675,256	9,236,180
Total assets		20,465,886		20,450,125
EQUITY
Shareholders' equity		17,041,102		16,593,257
Non-controlling interests		218,092		220,578
Total equity		17,259,194		16,813,835
LIABILITIES
Non-current liabilities
Borrowings	2,251		11,399
Lease liabilities	96,475		100,436
Derivative financial instruments	603		-
Deferred tax liabilities	463,018		503,941
Other liabilities	299,782		301,751
Provisions	50,249	912,378	82,106	999,633
Current liabilities
Borrowings	325,338		425,999
Lease liabilities	53,447		44,490
Derivative financial instruments	8,396		8,300
Current tax liabilities	348,261		366,292
Other liabilities	390,144		585,775
Provisions	155,631		119,344
Customer advances	182,924		206,196
Trade payables	830,173	2,294,314	880,261	2,636,657
Total liabilities		3,206,692		3,636,290
Total equity and liabilities		20,465,886		20,450,125

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	452,646	459,191	1,512,216	1,557,642
Adjustments for:
Depreciation and amortization	156,841	151,122	453,249	465,073
Bargain purchase gain	-	-	-	(2,211)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6,907	6,736	25,434	177,346
Income tax accruals less payments	26,979	(108,788)	(63,814)	(222,350)
Equity in earnings (losses) of non-consolidated companies	8,955	(7,605)	(37,731)	26,735
Interest accruals less payments, net	1,730	(5,678)	(11,309)	(8,313)
Changes in provisions	(19,160)	(615)	(20,925)	(5,347)
Changes in working capital	(312,422)	48,003	(62,106)	323,521
Others, including net foreign exchange	(4,221)	9,446	17,388	61,894
Net cash provided by operating activities	318,255	551,812	1,812,402	2,373,990

Cash flows from investing activities
Capital expenditures	(185,384)	(178,671)	(494,676)	(512,086)
Changes in advances to suppliers of property, plant and equipment	4,937	(4,968)	(916)	(15,483)
Cash decrease due to deconsolidation of subsidiaries	-	-	(1,848)	-
Acquisition of subsidiaries, net of cash acquired	-	5,500	-	31,446
Loan to joint ventures	-	(1,392)	(1,359)	(4,137)
Proceeds from disposal of property, plant and equipment and intangible assets	391	13,182	58,120	19,317
Dividends received from non-consolidated companies	-	-	41,348	53,136
Changes in investments in securities	214,247	(243,133)	82,910	(1,279,885)
Net cash provided by (used in) investing activities	34,191	(409,482)	(316,421)	(1,707,692)

Cash flows from financing activities
Dividends paid	-	-	(600,317)	(458,556)
Dividends paid to non-controlling interest in subsidiaries	(3,000)	(5,862)	(30,264)	(5,862)
Changes in non-controlling interests	-	-	-	1,115
Acquisition of treasury shares	(351,463)	(181,741)	(825,395)	(985,127)
Payments of lease liabilities	(16,615)	(17,944)	(46,662)	(51,326)
Proceeds from borrowings	95,998	331,348	572,441	1,526,444
Repayments of borrowings	(92,143)	(444,172)	(667,099)	(1,616,771)
Net cash used in financing activities	(367,223)	(318,371)	(1,597,296)	(1,590,083)

Decrease in cash and cash equivalents	(14,777)	(176,041)	(101,315)	(923,785)

Movement in cash and cash equivalents
At the beginning of the period	571,492	848,695	660,798	1,616,597
Effect of exchange rate changes	(9,754)	8,652	(12,522)	(11,506)
Decrease in cash and cash equivalents	(14,777)	(176,041)	(101,315)	(923,785)
At September 30,	546,961	681,306	546,961	681,306

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Income for the period	452,646	459,191	1,512,216	1,557,642
Income tax charge	171,698	133,968	358,382	356,971
Equity in (losses) earnings of non-consolidated companies	8,955	(7,605)	(37,731)	26,735
Financial Results	(36,668)	(48,455)	(103,589)	(80,876)
Depreciation and amortization	156,841	151,122	453,249	465,073
EBITDA	753,472	688,221	2,182,527	2,325,545

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Net cash provided by operating activities	318,255	551,812	1,812,402	2,373,990
Capital expenditures	(185,384)	(178,671)	(494,676)	(512,086)
Free cash flow	132,871	373,141	1,317,726	1,861,904

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2025	2024
Cash and cash equivalents	547,183	715,028
Other current investments	2,442,088	2,798,807
Non-current investments	823,781	1,013,474
Derivatives hedging borrowings and investments	(2,179)	-
Current borrowings	(325,338)	(485,996)
Non-current borrowings	(2,251)	(14,405)
Net cash / (debt)	3,483,284	4,026,908

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2025	2024
Inventories	3,506,607	3,762,705
Trade receivables	2,146,036	2,079,600
Customer advances	(182,924)	(324,382)
Trade payables	(830,173)	(962,358)
Operating working capital	4,639,546	4,555,565
Annualized quarterly sales	11,912,560	11,661,948
Operating working capital days	142	143